

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 31, 2008

Kirk Thompson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745-0130

Re: **J.B. Hunt Transport Services, Inc.
Form 10-K
Filed February 29, 2008
Schedule 14A filed March 17, 2008
File No. 000-11757**

Dear Mr. Thompson:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

1. Please tell us why you have not checked the box indicating that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not included.

Risk Factors

2. Please refer to the last sentence in the opening paragraph. All material risks should be described in this section. Please revise the risk factors section in future filings to disclose all material risks to the company. If a risk is deemed not material, please do not reference it.

Signatures, page 32

3. We note that your principal financial officer and principal accounting officer or controller has not signed the report in the second signature block. Please revise to include their signatures, signing on behalf of the registrant in their individual capacities. See Signatures on Form 10-K and General Instruction D(2)(a) to Form 10-K.

Exhibit Index, page 33

4. Please include or incorporate by reference all exhibits required by Item 601(b) of Regulation S-K. We note by way of example that the Note Purchase Agreement and Senior Revolving Credit Facility Agreement, filed as exhibits to your Form 8-K dated March 29, 2007, may be appropriate for incorporation by reference into the exhibit index. Also, when incorporating by reference, you should list each exhibit separately and include a corresponding description. See Item 601(a)(2) of Regulation S-K.

Schedule 14A

Nonemployee Board of Director Compensation

5. Please separately list in the table fees earned or paid in cash and those earned in stock awards. Refer to Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis

Annual Bonus Award

6. In future filings, please quantify all performance targets, including EPS, under the Annual Bonus Award program that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the

undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. In this regard, we note your disclosure that executive officers' bonus is "computed from a matrix of EPS targets and percentages of the executive's base salary." We also note that the actual bonus amount for each executive listed in the Summary Compensation Table appears to fall in between the threshold payout and target payout amount listed in the Grant of Plan Based Awards Table. In future filings, please describe the formula used to calculate non-equity incentive awards for each of your named executive officers.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor